SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on June 21, 2013

1. Date, Time and Location: On June 21, 2013, at 3 p.m., at Company’s headquarter, located at Avenida das Nações Unidas 8,501, 19th floor, City of São Paulo, State of São Paulo.

2. Call Notice and Attendance: As all members of the Company’s Board of Directors attended the meeting, the summoning was dismissed and the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: It was resolved, unanimously, by all present members of the Board of Directors and without any restrictions, as recommendation by the Audit Committee and as set forth in Article 22 "p" of the Company's Bylaws and Article 142, section IX of Law No. 6.404/76, to approve the appointment of KPMG Auditores Independentes S/S (CVM Code No. 4189) as external independent auditors of the Company, approving also the removal of the current independent auditors, Ernst & Young Terco Auditores Independentes S/S, for reasons of commercial circumstances and in order to anticipate the replacement required as a result of mandatory rotation. KPMG will be responsible for auditing the Company's financial statements for the fiscal year to be ended on December 31, 2013, starting on the second quarter of 2013, with contracting conditions hereby approved by the Board, pursuant to Annex I hereto.

5. Closing: With no further matters to be discussed, these minutes were read, approved and executed by the Directors. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Directors:  Odair Garcia Senra, Nelson Machado, Guilherme Affonso Ferreira, Maurício Marcellini Pereira, Cláudio José Carvalho de Andrade, José Écio Pereira da Costa Júnior, Gerald Dinu Reiss, Rodolpho Amboss and Henri Philippe Reichstul.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 21, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer